Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 17, 2003

Gallaher Group Plc

(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

82 ________

Performance Share Plan – Award of Options

On 14 March the Directors below were notified of the following contingent awards of shares to directors under a long term incentive plan, the Gallaher Group Plc Performance Share Plan.

Director	Number of ordinary shares of 10p each

Nigel Dunlop	42,907
Neil England	55,778
Nigel Northridge	102,975
Mark Rolfe	63,501
Nigel Simon	59,211

The number of these shares which will vest will be determined by reference to the achievement of performance conditions, over the three years commencing 1 January 2003.

Performance Period 2000 – 2002

The Company was on 14 March notified that contingent awards under the Company's two long-term incentive plans have vested as shown overleaf. All directors elected to sell 40% of the shares vesting in order to settle their income tax liability. The awards vested on 10 March 2003.

continued…/2

Director	Shares Vesting	Shares Sold	Shares Retained

Deferred Bonus Plan
Nigel Northridge	24,661	9,865	14,796
Mark Rolfe	5,800	2,320	3,480
Performance Share Plan
Nigel Dunlop	18,689	7,476	11,213
Nigel Northridge	108,947	43,579	65,368
Mark Rolfe	23,030	9,212	13,818
Nigel Simon	79,718	31,888	47,830

Purchase of Shares by Director
Neil England, a director of Gallaher Group, has advised that on 17 March 2003 he purchased 20,000 ordinary 10p shares in the company at a price of 590 pence per share.

FORM 6-K	REPORT OF FOREIGN PRIVATE ISSUER Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Alyson Morris
	Name:	Alyson Morris
Date: March 17, 2003	Title:	Deputy Company Secretary